NO ACT

DC

PE 12-19-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023946

January 31, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/31/2008

Louis Goldberg
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Re: CVS Caremark Corporation
Incoming letter dated December 19, 2007

Dear Mr. Goldberg:

This is in response to your letters dated December 19, 2007 and January 31, 2008 concerning the shareholder proposal submitted to CVS by Catholic Healthcare Partners; the Adrian Dominican Sisters; Trinity Health; The Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas; the Sisters of St. Francis of Philadelphia; the Basilian Fathers of Toronto; and the Dominican Sisters, St. Mary of the Springs, Columbus, OH. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Michael D. Connelly
President & CEO
Catholic Healthcare Partners
615 Elsinore Place
Cincinnati, OH 45202

cc: Adrian Dominican Sisters and co-proponents
c/o Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
1257 E. Siena Hts. Drive
Adrian, MI 49221

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

December 19, 2007

Re: **Stockholder Proposal of Catholic Healthcare Partners**
Exchange Act of 1934—Rule 14a-8

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

This letter is to inform you that our client, CVS Caremark Corporation, a Delaware corporation (the **"Company"** or **"CVS"**), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the **"2008 Proxy Materials"**), a stockholder proposal and supporting statement (the **"Proposal"**) received from the Catholic Healthcare Partners, Adrian Dominican Sisters, Trinity Health, Sisters of Charity of the Incarnate Word, Sisters of St. Francis of Philadelphia and Basilian Fathers of Toronto (collectively, the **"Proponents"**), on November 26, 2007. We hereby request confirmation that the staff of the Office of Chief Counsel (the **"Staff"**) will not recommend any enforcement action if CVS omits the Proposal from its 2008 Proxy Materials.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of each of this letter and the Proposal;

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 days before CVS files its definitive 2008 Proxy Materials; and

- concurrently sent a copy of this submission to the Proponents as notification of the Company's intention to omit the Proposal from its 2008 Proxy Materials.

This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

INTRODUCTION

The Proposal, which is attached hereto as <u>Exhibit A</u>, states:

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon the principles reported by the Institute of Medicine):

1. Health care coverage should be universal
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered and equitable.)

CVS requests that the Staff concur with its view that the Proposal may be properly omitted from its 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) because it implicates the Company's ordinary business operations and seeks to involve it in the political and legislative process.

ANALYSIS

Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant," provided that it does not have "significant policy, economic or other implications inherent in" it. The Commission has provided guidance on the policy behind the Rule 14a-8(i)(7) exclusion for ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the **"1998 Release"**), the Commission stated that the general policy consideration behind the 14a-8(i)(7) exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The Proposal requests that the Company adopt universal health care principles imposing standards on health care coverage and health insurance which would impact how the Company determines employee health care benefits issues. In *Chrysler Corporation* (February 10, 1992), the Staff concluded that a shareholder proposal requesting that the company "actively support and lobby for universal health coverage" was excludable as pertaining to ordinary business matters. The company argued that the proposal sought "to compel Chrysler to actively endorse a nationwide voucher system of health care coverage" and thus would impact how it determined employee health care benefit plans which is part of ordinary business. The Staff has considered a number of no-action letters purporting to address the "social policy" issue of public healthcare and has consistently found them to be excludable. *See 3M Company* (February 20, 2007) (excluding a proposal requesting that the board prepare a report examining the implications of rising health care expenses); *International Business Machines Corporation* (January 21, 2002) (finding a proposal requiring IBM to provide its shareholders with information regarding employee health benefits and to join with other corporations to support the establishment of a national health insurance system excludable under Rule 14a-8(i)(7)); *PepsiCo, Inc.* (February 10, 1992) (concluding that a proposal calling for a board committee to evaluate "various health care proposals being considered by national policy makers" could be excluded as ordinary business); *GTE Corporation* (February 10, 1992) (concluding that a proposal relating to the preparation of a report by a committee of the company's board of directors to evaluate various health care proposals being considered by national policy makers, was excludable under Rule 14a-8(i)(7)); *Tribune Company* (March 6, 1991) (concluding that a proposal requesting the board of directors to prepare a special report on the company's health care benefits program including a number of specified points, such as the total costs of the company's health care benefits, was excludable under Rule 14a-8(i)(7)).

Furthermore, as a subset of the ordinary business exception, the Staff has found proposals excludable when they seek to involve the company in the political or legislative process and are ultimately directed at a company's ordinary business operations. In their supporting statement to the Proposal, the Proponents' true objective becomes clear when they "urge the board to report annually about how it is implementing such principles." Such a report is directly aimed at involving shareholders in ordinary business decisions in the guise of addressing social policy issues. Because employee health care benefits matters are very much a matter of day to day business operations (insofar as they implicate matters of employee benefits, plan design, scope of coverage, costs and the like), a proposal requesting the Company to adopt health care reform principles and to provide a report about how it is implementing such principles directly implicates the Company's ordinary business operations and may be excluded under Rule 14a-8(i)(7).

In International Business Machines Corporation (IBM) (March 2, 2000), the proponent sought a report on the potential impact on the company of pension-related proposals being considered by national policy makers. IBM had recently adopted a pension plan that had been subjected to scrutiny in the public arena, the proponent being one of the plan's most vocal critics. Ultimately, the Staff concurred with IBM that while the proposal in question may have touched on certain policy questions being debated in both public and legislative forums, the true nature of the report was directed at IBM's ordinary business operations -- developing pension plans, making sure they were in legal compliance with government regulations, and assessing the effect that any future government action may have on such plans. In their response letter, the Staff found that the proposal was excludable as it "appear[ed] directed at involving IBM in the political or legislative process." Applying the Staff's reasoning to the Proposal, in the midst of the ongoing national debate on healthcare policy, CVS believes that it should be excludable as seeking to involve the Company in the political or legislative process.

While attempting to cast this issue as one relating to social policy, the intent of the Proposal is to impact the Company's health care policies and procedures. Employee health care plans are complex and necessarily involve careful assessments by management in an effort to achieve the appropriate balance in the overall package of employee benefits to employees across a large organization (including healthcare coverage, compensation, and all other benefits) taking into account the company's resources, employee incentives, morale and retention, and shareholder interests – a management exercise integral to the advancement of a company's ordinary business operations. Management assessments, strategies and decisions on such matters, while important, are a matter of ordinary business operations and it is fundamental to management's ability to run CVS that it should not be subject to shareholder oversight on such business operations. Accordingly, as the Proposal clearly deals with a matter that involves the Company's ordinary business operations and seeks to involve it in the political and legislative process, it is precisely the type of proposal that should be excluded under Rule 14a-8(i)(7).

CONCLUSION

The Company respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, CVS omits the Proposal from its 2008 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Please call the undersigned at (212) 450-4539 if you should have any questions or need additional information or as soon as a Staff response is available. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Respectfully yours,

Louis Goldberg

Louis Goldberg

Enclosures

cc w/ enc: Thomas S. Moffatt, Esq.
Catholic Healthcare Partners
State Street Bank
Adrian Dominican Sisters

EXHIBIT A

CATHOLIC HEALTHCARE PARTNERS

615 Elsinore Place
Cincinnati, Ohio
45202

Phone• 513• 639• 2800
Fax• 513• 639• 2700

VIA FEDERAL EXPRESS

November 26, 2007

Thomas M. Ryan CEO
CVS/Caremark Corp.
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Ryan:

Catholic Healthcare Partners, a Catholic healthcare ministry headquartered in Cincinnati, Ohio has long been concerned not only with the financial returns of its investments, but also (with many other churches and socially concerned investors) with the social and ethical implications of its investments. As background, Catholic Healthcare Partners is one of the largest not-for-profit health systems in the United States and the largest in Ohio. Catholic Healthcare Partners is currently the beneficial owner of shares of CVS Caremark.

We believe that a commitment to employees, communities and the environment fosters long-term business success. As healthcare providers, we are keenly aware of the challenges in the current health system, including concerns relating to both the cost and quality of care, and we are concerned as well that all persons have access to needed services, irrespective of individual ability to pay. As an employer, we are aware of the economic burden providing health benefits places on all American businesses. As long term shareholders, we believe it is in the interests of this company to ensure all Americans have access to healthcare that is affordable and provided equitably.

Catholic Healthcare Partners is therefore co-filing with the Adrian Dominican Sisters the enclosed shareholder proposal for adoption of principles of comprehensive health reform for inclusion in the 2008 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Catholic Healthcare Partners has been a shareholder for more than one year and will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. We have enclosed a copy of the verification of our ownership position and will forward the original letter under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Sincerely,

Michael D. Connelly
President & CEO
Catholic Healthcare Partners

Encl. Resolution Text and Verification of Ownership
c: Interfaith Center for Corporate Responsibility
Margaret Weber, Adrian Dominican Sisters

Health Care Reform Principles
2008 – CVS Caremark

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement
As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3521 Phone
517-266-3524 Fax
MWeber@adriandominicans.org
Portfolio Advisory Board

November 19, 2007

Thomas M. Ryan
Chair, CEO and President
CVS/Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Ryan:

On behalf of the Adrian Dominican Sisters, beneficial shareholders of CVS/Caremark Corporation stock, I write out of concern for the impact of escalating health costs on the Company and society. The Adrian Dominicans support accessible, affordable and equitable health care for all, and advocate for measures to reduce the number of uninsured individuals in our nation, particularly vulnerable populations such as children and low-wage workers.

The Sisters are keenly aware of the economic burden that providing health benefits for employees places on American corporations. As long-term shareholders, they believe it is in the economic interest of all companies to ensure that all Americans have access to healthcare that is affordable and provided equitably. According to the Employment Policy Foundation, in 2004 health coverage became the most expensive benefit paid by U.S. employers. Testifying before the House Foreign Affairs Committee in January, 2007 Gene B. Sperli of the Council on Foreign Relations argued that the United States needs some kind of a universal healthcare plan to help its businesses keep up with competitors globally. As the debate on health reform continues and heightens, we believe that principles for health care could prove helpful to company management and policy makers.

The Adrian Dominican Sisters hereby submit the enclosed shareholder resolution, *Health Care Principles*, to the company for inclusion in the 2008 proxy statement for the next shareholder meeting, under Rule 14a-8 of general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Adrian Dominican Sisters are a sponsor of this resolution.

The Adrian Dominican Sisters are beneficial owners of CVS/Caremark stock, and have held over $2000.00 worth of that stock for more than one year. Proof of ownership is enclosed. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC), and we will continue to hold shares in the company through the stockholder meeting.

Sincerely yours,

Margaret Weber

Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
1257 E. Siena Hts. Drive
Adrian, MI 49221
mweber@adriandominicans.org
517-266-3521

Encl. Resolution text and Verification of ownership

Cc: Interfaith Center on Corporate Responsibility

Health Care Principles
CVS 2008

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

499 words, excluding titles

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

LOUIS L. GOLDBERG
212 450 4539
LOUIS.GOLDBERG@DPW.COM

January 31, 2008

Re: Supplement to Rule 14a-8 No-Action Request Regarding Catholic Healthcare Partners

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

On behalf of CVS Caremark Corporation, a Delaware corporation (**"CVS"**), we are writing to supplement our above-mentioned no-action request filed with the Office of the Chief Counsel on December 19, 2007, regarding the proposal and supporting statement submitted by Catholic Healthcare Partners, Adrian Dominican Sisters, Trinity Health, Sisters of Charity of the Incarnate Word, Sisters of St. Francis of Philadelphia and Basilian Fathers of Toronto (collectively, the "**Proponents**") on 26 November, 2007 (the "**Proposal**") for inclusion in the proxy materials CVS intends to distribute in connection with its 2008 Annual Meeting of Stockholders.

This letter serves to supplement and modify our December 19, 2007 no-action request so that it covers not only the above six Proponents but also the additional proponent:

"Dominican Sisters, St. Mary of the Springs"

Attached hereto is the Proposal of each of the seven Proponents.

Please call the undersigned at (212) 450-4539 if you should have any questions or require additional information.

Respectfully yours,

Louis Goldberg (KK)

Louis Goldberg

(NY) 12700/001/PROXY08/Catholic.Healthcare.amendment.doc

Attachments

cc w/ att: Thomas S. Moffatt, Esq.
Catholic Healthcare Partners
Adrian Dominican Sisters
Trinity Health
Sisters of Charity of the Incarnate Word
Sisters of St. Francis of Philadelphia
Basilian Fathers of Toronto
Dominican Sisters, St. Mary of the Springs

CATHOLIC
HEALTHCARE
PARTNERS

615 Elsinore Place
Cincinnati Ohio
45202

Phone • 513 • 639 • 2800
Fax • 513 • 639 • 2700

Doug
4.15

VIA FEDERAL EXPRESS

November 26, 2007

Thomas M. Ryan CEO
CVS/Caremark Corp.
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Ryan:

Catholic Healthcare Partners, a Catholic healthcare ministry headquartered in Cincinnati, Ohio has long been concerned not only with the financial returns of its investments, but also (with many other churches and socially concerned investors) with the social and ethical implications of its investments. As background, Catholic Healthcare Partners is one of the largest not-for-profit health systems in the United States and the largest in Ohio. Catholic Healthcare Partners is currently the beneficial owner of shares of CVS Caremark.

We believe that a commitment to employees, communities and the environment fosters long-term business success. As healthcare providers, we are keenly aware of the challenges in the current health system, including concerns relating to both the cost and quality of care, and we are concerned as well that all persons have access to needed services, irrespective of individual ability to pay. As an employer, we are aware of the economic burden providing health benefits places on all American businesses. As long term shareholders, we believe it is in the interests of this company to ensure all Americans have access to healthcare that is affordable and provided equitably.

Catholic Healthcare Partners is therefore co-filing with the Adrian Dominican Sisters the enclosed shareholder proposal for adoption of principles of comprehensive health reform for inclusion in the 2008 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Catholic Healthcare Partners has been a shareholder for more than one year and will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. We have enclosed a copy of the verification of our ownership position and will forward the original letter under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Sincerely,

Michael D. Connelly

Michael D. Connelly
President & CEO
Catholic Healthcare Partners

Encl. Resolution Text and Verification of Ownership
c: Interfaith Center for Corporate Responsibility
Margaret Weber, Adrian Dominican Sisters

cc: Doug Sgarro
Louis [illegible]
Zenon Lankowsky
Tom Moffatt

Health Care Reform Principles
2008 – CVS Caremark

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement
As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

STATE STREET

Nonprofit Services
Institutional Investor Services
Lafayette Corporate Center
Two Avenue de Lafayette [illegible]
Boston MA 02111 [illegible]

November 14, 2007

Thomas M. Ryan CEO
CVS/Caremark Corp
One CVS Drive
Woonsocket, RI 02895

Dear Mr. O'Ryan:

We, State Street Bank, hereby verify that our client, Catholic Healthcare Partners (CHP), held an aggregate of 19,481 (Shares") of CVS Caremark Corp, Common Stock Cusip 126650100 as of November 13, 2007. These shares were held in the name of Cede & Co., the nominee of The Depository Trust Company ("DTC"). The Shares were held in the DTC Participant Account of State Street Bank and Trust Company #997 for the benefit of Catholic Healthcare Partners. The Shares held for the benefit of Catholic Healthcare Partners were held as follows:

7,545 shares Investment Management Program
10,118 shares Catholic Healthcare Partners Retirement Trust
1,818 shares CHP Liability Self-Insurance Trust

The total value of CHP's of CVS Caremark Corp positions was $ 823,072.25 ($42.25 per share) as of November 13, 2007.

Additionally, CHP has held at least $2,000 value of CVS Caremark Corp common stock for at least one year.

Thank you.

Sincerely,

Susan McCusker
Assistant Vice President

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3521 Phone
517-266-3524 Fax
MWeber@adriandominicans.org
Portfolio Advisory Board

November 19, 2007

Thomas M. Ryan
Chair, CEO and President
CVS/Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Ryan:

On behalf of the Adrian Dominican Sisters, beneficial shareholders of CVS/Caremark Corporation stock, I write out of concern for the impact of escalating health costs on the Company and society. The Adrian Dominicans support accessible, affordable and equitable health care for all, and advocate for measures to reduce the number of uninsured individuals in our nation, particularly vulnerable populations such as children and low-wage workers.

The Sisters are keenly aware of the economic burden that providing health benefits for employees places on American corporations. As long-term shareholders, they believe it is in the economic interest of all companies to ensure that all Americans have access to healthcare that is affordable and provided equitably. According to the Employment Policy Foundation, in 2004 health coverage became the most expensive benefit paid by U.S. employers. Testifying before the House Foreign Affairs Committee in January, 2007 Gene B. Sperli of the Council on Foreign Relations argued that the United States needs some kind of a universal healthcare plan to help its businesses keep up with competitors globally. As the debate on health reform continues and heightens, we believe that principles for health care could prove helpful to company management and policy makers.

The Adrian Dominican Sisters hereby submit the enclosed shareholder resolution, *Health Care Principles*, to the company for inclusion in the 2008 proxy statement for the next shareholder meeting, under Rule 14a-8 of general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Adrian Dominican Sisters are a sponsor of this resolution.

The Adrian Dominican Sisters are beneficial owners of CVS/Caremark stock, and have held over $2000.00 worth of that stock for more than one year. Proof of ownership is enclosed. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC), and we will continue to hold shares in the company through the stockholder meeting.

Sincerely yours,

Margaret Weber

Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
1257 E. Siena Hts. Drive
Adrian, MI 49221
mweber@adriandominicans.org
517-266-3521

Encl. Resolution text and Verification of ownership

Cc: Interfaith Center on Corporate Responsibility

Health Care Principles
CVS 2008

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

499 words, excluding titles

Catherine Rowan
Corporate Responsibility Consultant

November 19, 2007

Thomas M. Ryan
Chair, CEO and President
CVS/Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Ryan:

Trinity Health, the beneficial owner of over $2000 worth of shares of common stock in CVS/Caremark Corporation, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in CVS/Caremark Corporation enclosed. Trinity Health has held stock in CVS/Caremark continuously for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Health care reform has been called the most critical domestic social issue of our day. We believe that CVS/Caremark, as a large employer and as part of the health care industry, can play a positive role in the national effort for universal access to quality health care that is accessible, affordable and provides for accountability and equitable financing for all stakeholders.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

This proposal is the same one as being filed by the Adrian Dominican Sisters. The contact person is Margaret Weber, Coordinator of Corporate Responsibility (517-266-3521). We look forward to a constructive dialogue on this issue.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health

enc

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

Health Care Principles
CVS 2008

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

499 words, excluding titles

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

November 19, 2007

Mr. Thomas M. Ryan
Chair, CEO and President
CVS/Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Re: **Shareholder Proposal for 2008 Annual Meeting**

Dear Mr. Ryan:

As Director of Corporate Social Responsibility for The Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas. I am hereby authorized to notify you of our intention to submit the shareholder proposal **Health Care Principles** in coordination with The Adrian Dominican Sisters represented by Margaret Weber who shall serve as the primary contact for the shareholder group. We hereby support its inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Congregation of the Sisters of Charity of the Incarnate Word Houston, Texas, is the beneficial owner of 100 shares of CVS/Caremark Corporation stock. Verification of beneficial ownership will be forwarded under separate cover. We have held stock for over one year and plan to continue to hold shares through the 2008 shareholder meeting.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

JC

cc: Margaret Weber
Adrian Dominican Sisters
1257 E. Siena Hts. Drive
Adrian, MI 49221

Health Care Principles
CVS 2008

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

499 words, excluding titles

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 20, 2007

Thomas M. Ryan
Chair, CEO and President
CVS/Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Ryan:

Peace and all good! The Sisters of St. Francis of Philadelphia are shareholders in CVS/Caremark. The issue of Health Care Reform is the number one domestic policy issue of concern for American citizens. We believe that CVS/Caremark, as the nation's premier integrated pharmacy services provider, is in a unique position to be an authoritative advocate for universal health care. We further believe that it is in the economic interest of all companies to publicly adopt the Institute of Medicine's Health Care Reform Principles.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Arian Dominican Sisters. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Margaret Weber. Her number is 517-266-3521, and her email address is: mweber@adriandominicans.org.

As verification that we are beneficial owners of common stock in CVS/Caremark, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio.

Respectfully yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures

cc: Margaret Weber, Adrian Dominican Sisters
Nadira Narine, ICCR
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

Health Care Principles
CVS/Caremark 2008

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

Health care coverage should be universal.
Health care coverage should be continuous.
Health care coverage should be affordable to individuals and families.
The health insurance strategy should be affordable and sustainable for society.
Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

Basilian Fathers of Toronto
Corporate Responsibility Director

Margaret Weber
15015 Piedmont
Detroit, MI 48223
313-272-5820
weber@igc.org

November 19, 2007

Thomas M. Ryan
Chair, CEO and President
CVS/Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Ryan:

The Basilian Fathers of Toronto, in conjunction with the Adrian Dominican Sisters, hereby submit the enclosed shareholder resolution, *Health Care Principles,* to the company for inclusion in the 2008 proxy statement for the next shareholder meeting, under Rule 14a-8 of general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Basilian Fathers are co-sponsors of this resolution.

The Basilian Fathers are beneficial owners of CVS/Caremark stock, and have held over $2000.00 worth of that stock for more than one year. Proof of ownership is enclosed. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC), and we will continue to hold shares in the company through the stockholder meeting.

Sincerely yours,

Margaret Weber

Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil

Encl. Resolution text and Verification of ownership

Cc: Adrian Dominican Sisters
Interfaith Center on Corporate Responsibility

Health Care Principles
CVS 2008

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

499 words, excluding titles

DOMINICAN SISTERS,
ST. MARY OF THE SPRINGS
2320 Airport Drive | Columbus, Ohio 43219-2098 | phone 614.416.1900 | fax 614.252.7435
www.columbusdominicans.org

November 27, 2007

RECEIVED
DEC - 7 2007
LEGAL DEPT.

Thomas M. Ryan
Chair, CEO and President
CVS/Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Ryan:

The Dominican Sisters, St. Mary of the Springs, Columbus, OH is the beneficial owner of 6,700 shares of CVS/Caremark Corporation common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution, *Health Care Principles*, with the Adrian Dominican Sisters. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the Adrian Dominican Sisters, in the company proxy statement.

Proof of ownership of common stock in the company in enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. Margaret Weber, representing the Adrian Dominican Sisters, will serve as primary contact for the co-sponsors.

Sincerely,

Helena M. Sause OP

Sister Helena Sause, OP
Dominican Sisters, St. Mary of the Springs
Columbus, OH

cc: Margaret Weber, Adrian Dominican Sisters
Julie Wokaty, ICCR

Health Care Principles
CVS 2008

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

499 words, excluding titles

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CVS Caremark Corporation
Incoming letter dated December 19, 2007

The proposal urges the board of directors to adopt principles for health care reform, such as those based upon principles specified in the proposal, and to report annually on how it is implementing such principles.

There appears to be some basis for your view that CVS may exclude the proposal under rule 14a-8(i)(7), as relating to CVS' ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if CVS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END